Via Edgar

September 12, 2016

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Jeff N. Kauten, Attorney-Adviser
Barbara C. Jacobs, Assistant Director

Re:	Blue Sphere Corporation
Registration Statement on Form S-1
Filed August 15, 2016
As Amended September 1, 2016 and September 9, 2016
File No. 333-213145

Ladies and Gentlemen:

Blue Sphere Corporation (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2016, as amended on September 1, 2016 and September 9, 2016 (the “Registration Statement”), so that such Registration Statement will become effective as of 12:00 p.m. Eastern Standard Time on September 14, 2016, or as soon thereafter as practicable.

In connection with our request, the Company hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 12, 2016

If you have any questions relating to any of the foregoing, please contact the undersigned, or Peter J. Gennuso, Company Counsel, at (212) 908-3958.

Respectfully,

/s/ Shlomi Palas
Shlomi Palas Chief Executive Officer
Blue Sphere Corporation

cc:	Peter J. Gennuso, Esq., Thompson Hine LLP